

<u>Mail Stop 4561</u>

August 20, 2008

Mark Cohen, President
AI Document Services, Inc.
25 Robert Pitt Drive
Monsey, NY 10952

   Re: **AI Document Services, Inc.**
      Amendment No. 4 to Form S-1
      Filed July 24, 2008
      File No. 333-143602

Dear Mr. Cohen:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to comment 1 that you have "made the requested changes" and the revised disclosure that selling stockholders will have to sell at fixed prices for the duration of the offering. However, we continue to note the disclosure that the selling stockholders "may be considered" underwriters on the prospectus cover page and throughout this document. Because this appears to be an offering on behalf of the issuer, the selling shareholders should be identified as underwriters. Please revise accordingly.

Risk Factors, page 5

12. We may be unable to pay all of the costs associated with this offering and registration statement, page 8

2.   You disclose that you will be obligated to pay all costs relating to this offering estimated at approximately $65,000. Please tell us how much of these costs have been incurred to date and where the costs are recorded in your financial statements.

27. You may have limited access to information regarding our business…, page 13

3.   You state that the reporting obligations "may (in our discretion) be automatically suspended." The suspension referenced in Section 15(d) of the Securities Exchange Act of 1934 addresses the duty to file reports. As such, the duty is not suspended at your discretion but by operation of the statute. Please revise your disclosure to clarify this point. Also, the disclosure suggests that you will not register your common stock under Section 12 of the Exchange Act. Please tell us why you believe you are not subject to registration under Section 12.

Selling Stockholders, page 14

4.   In response to comment 5 in our letter dated December 11, 2007, the disclosure in Amendment No. 3 removed minor children from the selling stockholder table and reflected shares held by minor children as shares beneficially owned by their parents. In the current amendment, the disclosure again includes the minor children as selling stockholders. Please restore the presentation provided in Amendment No. 3.

Management's Discussion and Analysis or Plan of Operation, page 17

Liquidity, page 19

5.   We note that the pro forma information presented on page 21 has not been updated for the most recent fiscal year and interim period. Please revise accordingly.

Notes to Financial Statements – December 31, 2007 and 2006

Note 1 – Organization, page F-7

6.   We note that you include an adjustment in the pro forma information presented on page 21 for incremental, estimated costs of being a stand-alone public company; however, you did not include the same adjustment in the pro forma information presented in this footnote. Please revise to include the adjustment every time that pro forma information is presented.

Notes to Financial Statements – March 31, 2008

Note 1 – Basis of Presentation, page F-16

7.   We note that you include an adjustment in the pro forma information presented on page 21 for incremental, estimated costs of being a stand-alone public company; however, you did not include the same adjustment in the pro forma information presented in this footnote. Please revise to include the adjustment every time that pro forma information is presented.

Exhibit 5.1

8.   We note that counsel has opined on Delaware law and applicable provisions of the Nevada constitution. Please tell us the relevance of this reference to the Nevada constitution or provide a revised opinion.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the financial statements may be directed to Jessica Barberich at (202) 551-3782, or Dan Gordon, Accounting Branch Chief, at (202) 551-3486. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Gary Wolff (*via facsimile*)
         Fax No. (212) 644-6498